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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                        QUINTON CARDIOLOGY SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   748773 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 BELINDA W. CHEW
                  PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                           1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

                                 SCHEDULE 13D/A
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 2 of 19 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          KONINKLIJKE PHILIPS ELECTRONICS N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          THE NETHERLANDS
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,168,697
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,168,697
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,168,697
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.75%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          CO/HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D/A
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 3 of 19 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          PHILIPS HOLDING USA INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,168,697
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,168,697
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,168,697
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.75%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D/A
----------------------                                   -----------------------
CUSIP NO. 748773 10 8                                       PAGE 4 of 19 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF              1,168,697
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON                1,168,697
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,168,697
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.75%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

         This Amendment No. 2 amends and restates in its entirety the Schedule 13D/A filed by the Reporting Persons (as defined herein) on November 15, 2002.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the shares of common stock, without par value (the "Shares"), of Quinton Cardiology Systems, Inc. (formerly QIC Holding Corp.), a California corporation ("Quinton"). The principal executive office of Quinton is located at 3303 Monte Villa Parkway, Bothell, Washington 98021.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Koninklijke Philips Electronics N.V.("KPENV"), Philips Holding USA Inc. ("PHUSA") and Philips Electronics North America Corporation ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons"). PENAC is a wholly owned subsidiary of PHUSA, which, in turn, is a wholly owned subsidiary of KPENV.

         Zymed, Inc., a California corporation ("Zymed"), a wholly owned subsidiary of PENAC which PENAC acquired in connection with the acquisition by KPENV of the Healthcare Solutions Group of Agilent Technologies, Inc., a Delaware corporation ("Agilent"), is or was a non-control member of W.R. Hambrecht/QIC, LLC, a California limited liability company ("WRH"). Based on Quinton's Registration Statement on Form S-1 filed on February 22, 2002 (as amended from time to time, the "Registration Statement"), and the Form 3/A filed by WRH on May 7, 2002, the Reporting Persons believe that WRH is or was the beneficial owner of approximately 5,056,215 Shares. In addition, the Reporting Persons believe that WRH is or was affiliated with or associated with W.R. Hambrecht + Co., Inc., a Delaware corporation ("H & Co."). Based on a Schedule 13G filed by H & Co. on February 14, 2003 and a Form 4 filed by H & Co. on February 21, 2003, the Reporting Persons believe that H & Co. is or was the beneficial owner of approximately 794,931 Shares. Zymed disclaims beneficial ownership of any and all Shares held by or otherwise beneficially owned by WRH, H & Co. and their respective affiliates, and this statement shall not be construed as an admission that Zymed is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of the Shares held by WRH, H & Co. or any such affiliate.

         Certain information concerning each director and executive officer of
(i) KPENV is set forth in Schedule I hereto, (ii) PHUSA is set forth in Schedule II hereto, and (iii) PENAC is set forth in Schedule III hereto and is, in each case, incorporated herein by reference.

         (b) The principal business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal business address of PHUSA and PENAC is 1251 Avenue of the Americas, New York, New York 10020.

         (c) The primary business of each of the Reporting Persons is the manufacture and distribution of electronic and electrical products, systems and equipment, as well as information technology services.


                               Page 5 of 19 Pages

         (d) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) KPENV is a company incorporated under the laws of the Netherlands. PHUSA and PENAC are Delaware corporations.

         This Item 2 is qualified in its entirety by reference to Schedules I, II and III, which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Asset Purchase Agreement, dated as of November 17, 2000, between Agilent and KPENV, and the Amendment and Supplemental Agreement, dated as of August 1, 2001, between Agilent and KPENV, on August 1, 2001, PENAC acquired 19 shares of Class A Common Stock and 2,330,000 shares of Series A Preferred Stock of Quinton for $4,000,000, the source of which funds was working capital. Each share of Series A Preferred Stock was convertible into one share of Class A Common Stock at the option of the holder, subject to certain adjustments.

         Pursuant to Article III(d)(3)(ff) of the Certificate of Amendment of Articles of Incorporation of Quinton, dated June 2, 1998 (the "Certificate of Amendment"), the holders of Series A Preferred Stock were entitled to receive certificates of adjustment regarding certain anti-dilution adjustments upon the grant of certain shares of Class A Common Stock or certain options to purchase shares of Class A Common Stock under Quinton's 1998 Equity Incentive Plan. In place of these certificates of adjustment, PENAC was granted 287,977 additional, uncertificated shares of Series A Preferred Stock, recorded on the books of Quinton as of August 1, 2001.

         On April 5, 2002, pursuant to a 2.2-for-1 stock split and a redesignation of the Class A Common Stock into Shares, the 19 shares of Class A Common Stock held by PENAC were redesignated into 8 Shares.

         As a result of a 2.2-for-1 stock split and conversion of the Series A Preferred Stock into Shares at the closing of the initial public offering referred to in the Registration Statement, the 2,617,977 shares of Series A Preferred Stock held by PENAC were converted into 1,189,989 Shares.

         See item 5 for a discussion of transactions by the Reporting Persons in securities of Quinton in the last 60 days.

         None of the persons listed on Schedule I, II or III hereto has contributed any funds or other consideration towards the purchase of the shares of Quinton reported in this statement.


                               Page 6 of 19 Pages

         Information about the WRH Group is disclosed in the Registration Statement and the WRH Group Reports.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Pursuant to a Letter Agreement, dated February 19, 2002 (the "Agilent Letter Agreement"), by and among PENAC, KPENV and Agilent, which is attached as
Exhibit 1 and is incorporated herein by reference, PENAC is a successor in interest to Hewlett-Packard Company, a Delaware corporation ("HP"), in an Investors' Rights Agreement, dated as of May 27, 1998 (the "Investors' Rights Agreement"), among Quinton, WRH and HP, which is attached as Exhibit 2 and is incorporated herein by reference.

         Pursuant to the Investors' Rights Agreement, subject to certain conditions and limitations set forth therein, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including that, if the registration is in connection with an underwritten public offering, the holder is obligated to participate in the underwriting and the underwriters have the right to exclude all or limit the number of the holder's shares included in the registration statement. The Investors' Rights Agreement also imposes certain restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by the transfer restrictions in the Investors' Rights Agreement and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

         The foregoing discussion is qualified in its entirety by reference to the Agilent Letter Agreement and the Investors' Rights Agreement.

         Other than as set forth herein, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I, II or III hereto has plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of
Schedule 13D. Each Reporting Person expects to evaluate on an ongoing basis Quinton's financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares or securities convertible or exchangeable for Shares; may dispose of Shares; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described herein. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make the same evaluation and reserves the same rights.

         The Reporting Persons currently intend to sell at least a portion of the Shares they own, if they can sell Shares at a price they find acceptable. The Reporting Persons anticipate that such sales will be made in one or more private placements pursuant to Section 4(2) of the Securities Act of 1933, and/or Regulation D or Rule 144 thereunder.


                               Page 7 of 19 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported in Quinton's quarterly report on Form 10-Q for the quarterly period ended September 30, 2002, filed on November 14, 2002, to be outstanding as of November 8, 2002 (the "Outstanding Shares").

         PENAC is the direct beneficial owner of 1,168,697 Shares, representing approximately 9.75% of the Outstanding Shares.

         PHUSA may be deemed to beneficially own 1,168,697 Shares, representing approximately 9.75% of the Outstanding Shares.

         KPENV may be deemed to beneficially own 1,168,697 Shares, representing approximately 9.75% of the Outstanding Shares.

         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any Shares other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 4.

         (c) On February 20, 2003, PENAC sold 21,300 Shares, at $5.80 per Share, in a transaction exempt from the registration requirements of the Securities Act of the 1933 pursuant to Rule 144 thereunder.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares.

         (e) Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries), and to the best knowledge and belief of the Reporting Persons, none of the persons listed on Schedules I, II or III hereto, and other persons with respect to the Shares aside from the Investors' Rights Agreement. Pursuant to the Investors' Rights Agreement, and subject to conditions and limitations, WRH and PENAC may require Quinton to use its best efforts to include their Shares in any registration by Quinton of its Shares at Quinton's expense. These registration rights are subject to conditions and limitations including, if the registration is in connection with an underwritten public offering, the holder's obligation to participate in the underwriting and the right of the underwriters to exclude all or limit the number of shares included in the registration statement. The Investors' Rights Agreement also imposes restrictions on the transfer of shares held by WRH and PENAC, and by any successors in interest to them, including requiring any transferee to agree to be bound by Section 2 of the Investors' Rights Agreement (which section contains


                               Page 8 of 19 Pages
the restrictions on transfer) and requiring either that an effective registration statement cover the disposition or that Quinton be notified of the disposition by the transferor and that the transfer not require registration.

         The foregoing discussion is qualified in its entirety by reference to the WRH Letter Agreement, the Agilent Letter Agreement, the Investors' Rights Agreement and the OEM Agreement, each of which is incorporated herein by reference.

ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.       Exhibit Description
-----------       -------------------

1. Letter Agreement, dated as of February 19, 2002, among PENAC, KPENV and Agilent (incorporated herein by reference to Exhibit
                  10.2 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).

2. Investors' Rights Agreement, dated as of May 27, 1998, among Quinton, WRH and HP (incorporated herein by reference to Exhibit 10.3 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).

3. Joint Filing Agreement, dated as of May 13, 2002, among the Reporting Persons (incorporated herein by reference to Exhibit
                  99.1 of the Schedule 13D filed by the Reporting Persons on May 13, 2002).



                               Page 9 of 19 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2003
                                     KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                     By:  /s/ ARIE WESTERLAKEN
                                         --------------------------------
                                         Name:  Arie Westerlaken
                                         Title: General Secretary


                                     PHILIPS HOLDING USA INC.


                                     By:  /s/ WILHELMUS C.M. GROENHUYSEN
                                         --------------------------------
                                         Name:  Wilhelmus C.M. Groenhuysen
                                         Title: Senior Vice President,
                                                Chief Financial Officer
                                                and Treasurer


                                     PHILIPS ELECTRONICS NORTH AMERICA
                                     CORPORATION


                                     By:  /s/ BELINDA CHEW
                                         --------------------------------
                                         Name:  Belinda Chew
                                         Title: Director, Senior Vice
                                                President, General Counsel
                                                and Secretary


                              Page 10 of 19 Pages

                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of:

(A) Members Of The Supervisory Board Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or employer's principal business is listed.

Name:                              L.C. van Wachem
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Retired. Former Chairman of the Committee of
                                   Managing Directors of the Royal Dutch/Shell
                                   Group.
Citizenship:                       The Netherlands


Name:                              W. de Kleuver
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Retired.  Former Executive Vice-President of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       The Netherlands


Name:                              J.M. Hessels
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Retired.  Former Chief Executive Officer of
                                   Royal Vendex KBB.
Citizenship:                       The Netherlands


Name:                              Sir Richard Greenbury
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Retired.  Former Chairman and Chief Executive
                                   Officer of Marks & Spencer.
Citizenship:                       United Kingdom


                              Page 11 of 19 Pages

Name:                              Prof. K.A.L.M. van Miert
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              President of Nyenrode University.
Employer:                          Nyenrode University
Employer's Address:                Straatweg 25
                                   3621 BG Breukelen
                                   The Netherlands
Employer's Principal Business:     Higher education
Citizenship:                       Belgium


Name:                              L. Schweitzer
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Chairman and Chief Executive Officer of la
                                   regie nationale des usines Renault.
Employer:                          La regie nationale des usines Renault
Employer's Address:                34 Quai du Point du Jour
                                   BP 103 92109
                                   Boulogne Bilancourt
                                   Cedex, France
Employer's Principal Business:     Design, manufacture and sale of automobiles
                                   and related businesses
Citizenship:                       France


(b) Members Of Board Of Management And Group Management Committee Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                              Gerard J. Kleisterlee
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              President and Chief Executive Officer of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       The Netherlands


                              Page 12 of 19 Pages

Name:                              Jan H.M. Hommen
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Vice-Chairman of the Board of Management and
                                   Chief Financial Officer of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       The Netherlands


Name:                              Gottfried H. Dutine
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       Germany


Name:                              Ad Huijser
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President and Chief Technology
                                   Officer of Koninklijke Philips Electronics
                                   N.V.
Citizenship:                       The Netherlands


Name:                              Arthur P.M. van der Poel
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Executive Vice-President of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       The Netherlands


Name:                              David Hamill
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Philips Lighting Division, of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       United Kingdom


                              Page 13 of 19 Pages

Name:                              Tjerk Hooghiemstra
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President of Koninklijke Philips
                                   Electronics N.V.
Citizenship:                       The Netherlands


Name:                              Jouko A. Karvinen
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Medical Systems Division, of Koninklijke
                                   Philips Electronics N.V.
Citizenship:                       Finland


Name:                              Scott McGregor
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President and CEO
                                   of the Semiconductors Division, of
                                   Koninklijke Philips Electronics N.V.
Citizenship:                       United States


Name:                              Jan P. Oosterveld
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President of Koninklijke Philips
                                   Electronics N.V.
Citizenship:                       The Netherlands


Name:                              Andrea Ragnetti
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President of Koninklijke Philips
                                   Electronics N.V.
Citizenship:                       Italy


                              Page 14 of 19 Pages

Name:                              Ad H.A. Veenhof
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, and President/CEO of
                                   the Domestic Appliances and Personal Care
                                   Division, of Koninklijke Philips Electronics
                                   N.V.
Citizenship:                       The Netherlands


Name:                              Arie Westerlaken
Business Address:                  Koninklijke Philips Electronics N.V.
                                   Breitner Centre
                                   Amstelplein 2
                                   1096 BC Amsterdam, The Netherlands
Principal Occupation:              Senior Vice-President, General Secretary,
                                   Chief Legal Officer and Secretary to the
                                   Board of Management of Koninklijke Philips
                                   Electronics N.V.
Citizenship:                       The Netherlands


                              Page 15 of 19 Pages

                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Holding USA, Inc. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                              Robert M. Westerhof
Business Address:                  Philips Holding USA, Inc.
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Director, President and Chief Executive
                                   Officer of Philips Electronics North America
                                   Corporation.
Citizenship:                       The Netherlands


Name:                              Belinda W. Chew
Business Address:                  Philips Holding USA, Inc.
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Director, Senior Vice President, General
                                   Counsel and Secretary of Philips Electronics
                                   North America Corporation.
Citizenship:                       United States


Name:                              Wilhelmus C.M. Groenhuysen
Business Address:                  Philips Holding USA, Inc.
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Senior Vice President, Chief Financial
                                   Officer and Treasurer of Philips Electronics
                                   North America Corporation.
Citizenship:                       The Netherlands


Name:                              Robert N. Smith
Business Address:                  Philips Holding USA, Inc.
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Vice President of Philips Electronics North
                                   America Corporation.
Citizenship:                       United States


Name:                              Warren T. Oates, Jr.
Business Address:                  Philips Holding USA, Inc.
                                   1251 Avenue of the Americas


                              Page 16 of 19 Pages

                                   New York, New York 10020
Principal Occupation:              Assistant Secretary of Philips Electronics
                                   North America Corporation.
Citizenship:                       United States



                              Page 17 of 19 Pages

                                  SCHEDULE III


         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Philips Electronics North America Corporation. Unless otherwise indicated, each member of the board of directors and executive officer is employed by Philips Electronics North America Corporation at 1251 Avenue of the Americas, New York, New York 10020, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                              Robert M. Westerhof
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Director, President and Chief Executive
                                   Officer of Philips Electronics North America
                                   Corporation.
Citizenship:                       The Netherlands


Name:                              Belinda W. Chew
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Director, Senior Vice President, General
                                   Counsel and Secretary of Philips Electronics
                                   North America Corporation.
Citizenship:                       United States


Name:                              Kevin W. Doran
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Senior Vice President of Philips Electronics
                                   North America Corporation.
Citizenship:                       United States


Name:                              Wilhelmus C.M. Groenhuysen
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Senior Vice President, Chief Financial
                                   Officer and Treasurer of Philips Electronics
                                   North America Corporation.
Citizenship:                       The Netherlands


Name:                              Thomas B. Patton
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas


                              Page 18 of 19 Pages

                                   New York, New York 10020
Principal Occupation:              Vice President of Philips Electronics North
                                   America Corporation.
Citizenship:                       United States


Name:                              Robert N. Smith
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Vice President of Philips Electronics North
                                   America Corporation.
Citizenship:                       United States


Name:                              Raymond C. Fleming
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Controller of Philips Electronics North
                                   America Corporation.
Citizenship:                       United States


Name:                              Warren T. Oates, Jr.
Business Address:                  Philips Electronics North America Corporation
                                   1251 Avenue of the Americas
                                   New York, New York 10020
Principal Occupation:              Assistant Secretary of Philips Electronics
                                   North America Corporation.
Citizenship:                       United States


                              Page 19 of 19 Pages